RANDALL W. HEINRICH, P.C.
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046

Telephone: 713/951-9100                                  Fax: 713/961-3082

                                                  March 13, 2006

VIA EDGAR

Ms. Tangela S. Richter
Branch Chief
U.S. Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C. 20549-0405

Re: Registration Statement on Form SB-2 File No. 333-131411 Filed by Westside Energy Corporation (the "Registration Statement")

Dear Ms. Richter:

         In connection with the transmission of this letter, Westside Energy Corporation (the "Company") is filing Amendment No. 1 to the Registration Statement. This letter responds to each of the comments made in your comments letter dated February 28, 2006. The responses set forth and numbered below correspond to the respective numbers of the comments in your letter. A number of conforming changes have also been made in the Registration Statement.
General

1. Please provide us with a detailed analysis as to your eligibility to use Form SB-2 to register the resale of shares in this registration statement. See General Instructions A.1. of Form SB-2.

         RESPONSE:         The following is our detailed analysis as to our
                           eligibility to use Form SB-2 to register the resale of shares in the Registration Statement.

                           A. Instruction A.1. to the Registration Statement on Form SB-2 provides that "A 'small business issuer,' defined in Rule 405 of the Securities Act of 1933 (the "Securities Act") may use this form to register securities to be sold for cash. See also Item 10(a) of Regulation S-B (17 CFR
                                    228.10 et seq.)"

                           B. Rule 405 of the Securities Act and the related note provides that the term "small business issuer" means "an entity that meets the following criteria:

                                    1. has revenues of less than $25,000,000;

                                    2. is a U.S. or Canadian issuer;

                                    3. is not an investment company; and

                                    4. if a majority owned subsidiary, the
                                    parent corporation is also a small business issuer;

                                    provided however, that an entity is not a small business issuer if it has a public float (the aggregate market value of the outstanding voting and non-voting equity held by non-affiliates) of $25,000,000 or more.

                                    Note: The public float of a reporting
                                    company shall be computed by use of the
                                    price at which the stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of its most recent fiscal year. The public float of a company filing an initial registration statement under the Exchange Act shall be determined as of a date within 60 days of the date the registration statement is filed."

                                    The undersigned counsel understands that, based on a prior conversation with a member of the SEC staff's Office of Small Business Policy, the issuer may choose a stock price within the 60-day period prior to year-end meeting the stipulations of the note to Rule 405 (a "Qualifying Stock Price").

                           C. Applying the four-prong criteria to the Company,
                              we note that:

                                    i. The Company has never had annual revenues equaling or exceeding $25,000,000;

                                    ii. The Company is a Nevada corporation;

                                    iii. The Company is not an investment
                                    company; and

                                    iv. The Company is not a subsidiary in any form.

                           D. In addition to the language of Rule 405 and the related note, we point out that subsection 2(iii) of 10(a) of Regulation S-B, referenced in Instruction A.1. to the Registration Statement on Form SB-2, dealing with Entering and Exiting the Small Business Disclosure System, provides (in relevant part) as follows:

                                    "Once a small business issuer becomes a
                                    reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years."

                           E. The language of the note to Rule 405 regarding the selection of a Qualifying Stock Price could admit of two different interpretations. First, it could mean that the public float is computed at any time during the 60-day period based on the stock price at such time multiplied by the number of outstanding shares held by non-affiliates at such time. Thus, if an issuer had a public float less than $25 million at any time within the 60 days prior to the end of the issuer's fiscal year, then the issuer would not exceed the public float limit for that fiscal year. An alternative interpretation could be that, while any Qualifying Stock Price may be selected, the Qualifying Stock Price selected must be multiplied by the number of outstanding shares held by non-affiliates at year-end to determine whether or not the public float limit for that fiscal year had been exceeded. Regardless of which interpretation is applied, the Company did not exceed the public float limitation for fiscal 2004 for the reasons given in the next two paragraphs.

                           F. Within 60 days prior to the end of the Company's fiscal 2004, the Company had outstanding approximately 7,048,331 shares of common stock at a time when the price at which the Company's stock was last sold was $3.75. Of these shares, 5,491,453 were held by Jimmy D. Wright and Keith D. Spickelmier, then the Company's only affiliates. Taking the difference between 7,048,331 minus 5,491,453 and multiplying such difference by $3.75, we get a public float of approximately $5,838,292 for the Company within 60 days prior to the end of the Company's fiscal 2004.

                           G. After the time for which the public float was computed in accordance with paragraph F. immediately above and within 60 days prior to the end of the Company's fiscal 2004, the Company completed a private placement in which 10 million additional shares, representing approximately 58.7% of the Company's outstanding shares after the issuance thereof, were sold at a $2.00 per-share offering price (the "Private Placement Price"). The Company now believes that some of the investors in this private placement acquired a sufficient number of shares that they could be rightfully classified as "affiliates" of the Company. As of year-end 2004, the Company had outstanding approximately 17,048,331 shares of common stock. Of these shares, approximately 9,476,453 were held by (i) Jimmy D. Wright and Keith D. Spickelmier, then the Company's only two directors and then stockholders holding collectively 32.2% of the Company's outstanding common stock, (ii) Wellington Management Company, LLP, then the beneficial owner of 13.6% of the Company's outstanding common stock, and (iii) BBT Fund, L.P. and Concentrated Alpha Partners, L.P., then stockholders holding collectively 9.9% of the Company's outstanding common stock and both then under the control of Sid R. Bass and Clive
                                    D. Bode who may be deemed the beneficial owners of all of these shares. The Company now believes that all of the shares held by the persons listed in (i), (ii) and (iii) immediately preceding were held by "affiliates" of the Company at year-end 2004. Taking the difference between 17,048,331 minus 9,476,453 and multiplying such difference by $3.00 (a Qualifying Stock Price within 60 days prior to the end of the Company's fiscal 2004), yields a public float of $22,715,634 as of year-end. Using the $2.00 per-share Private Placement Price yields a public float of $15,143,756.

                           H. Because the Company did not exceed the public float limitation for 2004, the Company believes that it is still eligible to use the Form SB-2 based on the stipulation of Section 10(a)2(iii) of Regulation S-B that the public float limitation must be exceeded for two consecutive years before small business issuer status is lost. Because of the preceding belief, the Company has not focused on whether or not the public float limitation was exceeded for fiscal 2005. Please contact us regarding further comments or questions on this matter.

2. Please disclose the material terms of the transactions in which each of the selling shareholders received the shares that you are registering for resale. The material terms of all such transactions is required to be included under Item 507 of Regulation S-B.

         RESPONSE:         Additional information regarding the transactions in
                           which each of the selling shareholders received the shares that are being registering for resale has been added per your comment to the first paragraph of the section captioned "SELLING STOCKHOLDERS" and to footnotes (16) and (17) of the table contained in such section.

3. Please furnish all of the applicable undertakings required by Item 512 of Regulation S-B.

         RESPONSE:         All applicable undertakings have been added per your
                           comment.

         We hope that we have adequately responded to your comments. If you have any additional comments, questions or requests for further clarifications, please contact the undersigned. We are interested in completing the Registration Statement and having it declared effective as soon as possible. Thank you for your attention to this matter. We look forward to hearing from you.

                                        Very truly yours,



                                        Randall W. Heinrich